8-46847

BB 3/3

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

SEC FILE NUMBER
8-46487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Harbor Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John F. Beatty 212 453 4170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine Neider Wohl, LLP
(Name – *if individual, state last, first, middle name*)

708 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, John F. Beatty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Harbor Capital Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

ROSALINDA GONZALEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires
April 11, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW HARBOR CAPITAL INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND DECEMBER 31, 2008

Levine
Neider
Wohl,
LLP
Certified Public Accountants
& Business Consultants

NEW HARBOR CAPITAL INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008

Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholder
New Harbor Capital Inc.

We have audited the accompanying balance sheets of New Harbor Capital Inc., as of December 31, 2009 and 2008 and the related statements of income (loss), stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Harbor Capital Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Levine Neider Wohl, LLP

February 24, 2010

NEW HARBOR CAPITAL INC.
BALANCE SHEETS
DECEMBER 31,

	2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$138,610	$169,322
Marketable securities	69,370	29,652
Prepaid expenses and taxes	1,373	1,708
Total Current Assets	209,353	200,682
Investment in restricted securities	-	29,300
Total Assets	$209,353	$229,982
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 10,667	$ 10,000
Total Current Liabilities	10,667	10,000
Commitments		
Stockholder's Equity:		
Common stock - par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	335,299	325,299
Accumulated deficit	(151,809)	(111,017)
Accumulated other comprehensive income	15,195	5,699
Total Stockholder's Equity	198,686	219,982
Total Liabilities And Stockholder's Equity	$209,353	$229,982

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
Revenue	$ -	$ -
Expenses:		
Accounting	34,500	28,500
Regulatory fees	3,459	3,299
Miscellaneous	149	302
Insurance	868	866
Legal	270	1,900
Rent	2,000	2,000
Total Expenses	41,246	36,867
Loss From Operations	(41,246)	(36,867)
Interest Income	132	3,109
Total Other Income	132	3,109
Loss Before Provision For Income Taxes	(41,114)	(33,758)
Provision For Income Taxes	600	858
Net Loss	(41,714)	(34,616)
Other Comprehensive Income (Loss):		
Unrealized gain (loss) on investment	10,418	(29,736)
Total Comprehensive Income (Loss)	$(31,296)	$(64,352)

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income
Balances, - December 31, 2007	$1	$325,299	$ (73,769)	$ 32,803
Net Loss – 2008			(37,248)	
Unrealized Holding Loss Arising During The Year	-	-	-	(27,104)
Balances, - December 31, 2008	1	325,299	(111,017)	5,699
Additional Paid - In Capital	-	10,000	-	-
Net Loss - 2009			(40,792)	
Unrealized Holding Gain Arising During The Year	-	-	-	9,496
Balances, December 31, 2009	$1	$335,299	$(151,809)	$ 15,195

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
Cash Flows From Operating Activities:		
Net Loss	$ (41,714)	$ (34,616)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:		
(Increase) Decrease In Assets:		
Prepaid expenses and taxes	335	(207)
Increase In Liabilities:		
Accounts payable and accrued expenses	667	-
Net Cash Used In Operating Activities	(40,712)	(34,823)
Cash Flows From Financing Activities:		
Capital contributions	10,000	-
Net Cash Provided by Financing Activities	10,000	-
Decrease In Cash And Cash Equivalents	(30,712)	(34,823)
Cash And Cash Equivalents - Beginning Of Year	169,322	204,145
Cash And Cash Equivalents - End Of Year	$138,610	$ 169,322
Supplemental Disclosure Of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$ 250	$ 1,052

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND DECEMBER 31, 2008

Note 1 - Business Organization

New Harbor Capital Inc. (the "Company") was incorporated on September 30, 1993 under the laws of Delaware. The Company's corporate office is located in New York City.

The Company operates pursuant to a restriction agreement with the National Association of Securities Dealers, Inc. ("NASD"), dated January 19, 1996, and amended December 31, 1998. Under the terms of the agreement, the Company is permitted to perform, among other things, certain financial consulting services for corporate clients, private placements of securities and selling tax shelters or limited partnerships in primary distributions on a best efforts basis only, and act as a co-manager in public offerings in which the Company provides advice to issuers. The amended agreement limits the Company's underwriting business to issuers to whom the Company has provided advisory services. The Company will not receive any retention and, therefore, will not be involved in any sales efforts.

Note 2 - Significant Accounting Policies

For the year beginning January 1, 1994 and thereafter, the Company has elected in accordance with Section 1372(a) of the Internal Revenue Code of 1954 not to be subject to federal income tax and to have income or losses pass directly through to the stockholder's individual income tax returns.

Deferred income taxes are provided for the tax effects of transactions reported in the financial statements related primarily to differences between the bases of certain assets for financial and tax reporting.

The Company prepares its financial statements on the accrual basis of accounting, whereby revenues and expenses are generally recognized in the year in which earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

The carrying amounts of the assets and liabilities reported in the balance sheet approximate their fair market value based on the short-term maturity of these instruments.

Note 3 - Net Capital Requirements

By regulatory authority of the Security and Exchange Commission (See Note 6), the Company must limit its aggregate indebtedness not to exceed 1,500% of its net capital. Net capital as defined, as of December 31, 2009 and 2008 was $197,313 and $188,974 respectively, and aggregate indebtedness was $10,667 and $10,000, respectively, resulting in net capital ratios of approximately .05 (aggregate indebtedness) to 1 (net capital) in each year.

Pursuant to the net capital provisions of Rule 15c3-1 (g)(2)(ii) (the uniform net capital rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $100,000 or 6 2/3% of its aggregate indebtedness, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, or computed at 6 2/3%. As at December 31, 2009 and 2008, the Company had actual net capital, as defined, of $197,313 and $188,974 respectively, and required minimum net capital of $100,000 as of both dates. In its restriction letter, the Company agreed to maintain 120% of its minimum net capital requirement in accordance with Rule 17(a)-11(b)(I). Net capital at December 31, 2009 of $197,313 and at December 31, 2008 of $188,974, is equivalent to approximately 197% and 189% respectively, of the minimum net capital requirements.

Note 4 - Marketable Securities

The Company carries its investment in marketable securities at fair market value on its balance sheet. Unrealized holding gain (loss) is included in the accompanying statements of income (loss), changes in stockholder's equity, and cash flows.

Marketable securities consisted of the following:

	Book Value		Market Value	
Common Stock	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	$52,700	$23,400	$69,370	$29,652

Note 5 - Investment In Restricted Securities

During the year ended December 31, 2000, the Company purchased common stock and warrants to purchase common stock of The NASDAQ Stock Market, Inc., pursuant to the terms and conditions contained in a private placement memorandum

As of December 31, 2008, all of the warrants had expired or were exercised. The common stock acquired had not been registered with the Securities and Exchange Commission (SEC) and the transfer of these securities had been restricted as of December 31, 2008, no market price was determinable. The investment was stated at cost. In 2009, the restricted stock became unrestricted.

Note 6 - Regulatory Requirements

The Company operates under the authority of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), which require the following disclosures in addition to the information on net capital requirements (See Note 3).

No material differences exist between the audited computation of net capital and the Company's corresponding Focus Part II A, as revised.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Note 7 - Related Party Transactions

During the years ended December 31, 2009 and 2008, rent expense, in the amount of $2,000, was charged by New Harbor Incorporated, an affiliate through common control and management. No formal lease has been executed.

During the years ended December 31, 2009, and 2008, an affiliate paid for the general insurance of the Company. The affiliate absorbed the cost of the insurance and does not expect to be repaid. The amount of the insurance paid for the Company cannot be determined.

Note 8 - Concentration Of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its temporary cash investment with a high credit quality institution. Such investment is insured by the Securities Investor Protection Corporation ("SIPC"). Fidelity Investments provides additional investment protection, in excess of any SIPC coverage.

Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
New Harbor Capital Inc.

We have audited the accompanying financial statements of New Harbor Capital Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 16, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Neider Wohl, LLP

February 24, 2010

NEW HARBOR CAPITAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital - Total Stockholder's Equity	$198,686
Deductions For Non-Allowable Assets:	
Prepaid expenses and taxes	(1,373)
Net Capital Before "Haircuts"	197,313
Net Capital "Haircuts":	
Re: Investment in money market	(9,477)
Re: Investment in marketable securities	(20,811)
	(30,288)
Net Capital After "Haircuts"	$167,025
Aggregate Indebtedness	
Included In Balance Sheet:	
Accounts payable and accrued expenses	$ 10,667
Computation of Net Capital Requirement:	
Minimum Net Capital Required	$100,000
Excess Net Capital - Based on Minimum Capital	$156,358

The accompanying notes are an integral part of the supplementary schedule.